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Consent of Independent Registered Public Accounting Firm

The Board of Directors

Midway Gold Corp.

We consent to the use of our audit reports dated March 12, 2013, on the financial statements of Midway Gold Corp., which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of operations, comprehensive loss, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information, and on the effectiveness of internal control over financial reporting as at December 31, 2012, which are incorporated by reference herein.

KPMG LLP

Chartered Accountants

August 12, 2013
Vancouver, Canada